FREE WRITING PROSPECTUS dated November 9, 2009 to Prospectus Supplement and Prospectus dated February 5, 2007 relating to the Eksportfinans ASA U.S. Medium Term Note Program	Filed pursuant to Rule 433 Registration Statement No. 333-140456

 USD 1,500,000,000.00 Benchmark due November 17, 2014

Indicative Terms and Conditions

Issuer:	Eksportfinans ASA
Format:	SEC Registered Global Note
Rating:	Aa1 (negative outlook) (Moody’s) / AA (outlook stable) (Standard & Poor’s) / AA (F.IBCA)†
Size:	USD 1,500,000,000.00
Pricing Date:	November 9, 2009
Settlement Date:	November 17, 2009 (T+5)
Maturity:	November 17, 2014
Coupon:	3.000% semi-annually
Interest Payment Dates:	November 17 and May 17, commencing May 17, 2010
Benchmark Security:	UST 2.375% due October 31, 2014
Benchmark Yield:	2.283%
Issue Price:	99.536%
Re-offer Yield:	3.101% s.a.
Re-offer Spread:	Mid-swaps + 45 bps / CT5 + 81.75
Gross Commission:	0.15%
Net Proceeds Before Expenses:	99.386%
Business Days:	New York, London
Day Count Fraction:	30/360
Business Day Convention:	Following, unadjusted
Denominations:	USD 2,000.00 and integral multiples of USD 1,000.00 thereafter
Listing:	NYSE
Leads:	BofA Merrill Lynch, Goldman Sachs International, Morgan Stanley
Co-managers:	Barclays Bank plc Citigroup Global Markets Inc. Mitsubishi UFJ Securities Ltd Wells Fargo Securities Nomura International plc UBS Limited (London) LLC

† A credit rating reflects the creditworthiness of the Issuer in the view of the rating agency and is not a recommendation to buy, sell or hold securities, and it may be subject to revision or withdrawal at any time by the assigning rating organization. Each rating should be evaluated independently of any other rating.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling BofA Merrill Lynch collect at 1-800-294-1322, Goldman Sachs toll-free at 1-866-471-2526 or Morgan Stanley at 1-866-718-1649.